

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

Alex Ovadia
Chief Executive Officer
Check-Cap Ltd
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel

   Re: Check-Cap Ltd
     Registration Statement on Form F-3
     Filed June 21, 2018
     File No. 333-225789

Dear Mr. Ovadia:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Caleb French at 202-551-6947 with any questions.

           Division of Corporation Finance
           Office of Electronics and Machinery

cc: Angela M. Dowd, Esq.